MANAGEMENT REPORT

1.	MAIN EVENTS IN THE FIRST HALF OF 2019

FIRST QUARTER OF 2019

We refer to our Q1 2019 press release.

SECOND QUARTER OF 2019 AND RECENT HIGHLIGHTS

During its 2019 R&D Day in May, argenx SE (the Company or argenx) announced its plan to become a fully integrated, global immunology company in accordance with its “argenx 2021” vision, which includes building two successful commercial franchises in neuromuscular and hematological disorders.

Efgartigimod  (ARGX-113): Potential to be best-in-class with broad applicability

Efgartigimod is a human IgG1 Fc fragment engineered to increase affinity for FcRn versus endogenous IgG, whilst preserving characteristic pH-dependent binding, which may contribute to efgartigimod’s relatively long serum half-life and pharmacodynamic effect, and may promote tissue penetration. Treatment with efgartigimod results in a targeted reduction of IgG autoantibodies and is a rational approach to diseases where IgGs are directly pathogenic. argenx is evaluating efgartigimod as a potential treatment for four high-value indications, including:

•	Generalized Myasthenia Gravis (gMG)
o	Global, multi-center Phase 3 ADAPT clinical trial, including ADAPT+ one-year open-label extension study, currently ongoing
o	With current enrollment on track, topline data are expected in second half of 2020
o	Results from completed Phase 2 clinical trial were published in Neurology
•	Primary Immune Thrombocytopenia (ITP)
o	Global Phase 3 program to include two registration trials that will be run concurrently
▪

First trial (ADVANCE) to evaluate 10 mg/kg intravenous (IV) efgartigimod on top of standard of care medication, with enrollment up to 158 patients; primary endpoint includes achieving sustained platelet count response of at least 50×109/L

▪

Second trial to evaluate 10 mg/kg IV induction period followed by subcutaneous (SC) injections, all on top of standard of care medication, to evaluate potential of SC product to maintain clinical benefit

▪	Phase 3 program was developed following consultation with key regulatory agencies
o	ADVANCE Phase 3 clinical trial expected to start in second half of 2019
•	Pemphigus Vulgaris (PV)
o	Phase 2 proof-of-concept clinical trial ongoing and currently enrolling patients in third cohort with extended dosing of efgartigimod
o	Data from Phase 2 clinical trial expected in first half of 2020
•	Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)

o	Phase 2 clinical trial on track to start in second half of 2019
o	Key opinion leader (KOL) event planned for fourth quarter 2019 to discuss Phase 2 trial design and unmet needs in CIDP argenx entered into a global collaboration with Halozyme in February 2019 to develop a SC formulation of efgartigimod using Halozyme’s proprietary ENHANZE® drug delivery technology, gaining exclusive rights to the technology for the FcRn target.

•	First subject dosed in Phase 1 healthy volunteer (HV) trial evaluating safety, pharmacokinetics, pharmacodynamics and bioavailability of ENHANZE® SC formulation of efgartigimod
•	Initiation of study triggered $5 million milestone payment to Halozyme
•	Data from Phase 1 HV trial are expected by end of 2019, after which argenx will disclose a path forward in patients for ENHANZE® SC formulation of efgartigimod

Cusatuzumab  (ARGX-110): First-in-class opportunity in acute myeloid leukemia (AML)

Cusatuzumab is a first-in-class monoclonal antibody inhibiting CD70, a target that is uniquely present on both leukemic stem cells and AML blasts but not healthy cells. It is being developed under an exclusive global collaboration and license agreement with Janssen for the treatment of AML, high-risk myelodysplastic syndromes and other hematological malignancies.

•	Phase 2 and registration-directed clinical trial in AML on track to start in second half of 2019
o	Trial to enroll up to 150 patients with previously untreated AML and who are not eligible for intensive chemotherapy
o

In this two-part trial, patients will first be randomized to receive one of two dose levels of cusatuzumab (10 mg/kg and 20 mg/kg) in combination with azacytidine (75 mg/m2) followed by an expansion cohort to evaluate efficacy of the selected dose of cusatuzumab

Early Development Programs

argenx announced during its R&D Day the expansion of its product pipeline with the addition of two new proprietary therapeutic candidates, ARGX-117 and ARGX-118. Both emerged from argenx’s Innovative Access Program, in which it collaborates closely with disease biology experts, bringing the argenx cutting-edge antibody discovery and engineering technologies to the heart of novel target research.

•	ARGX-117 is a complement-targeting antibody against C2, a component of both the classical and lectin pathways in the complement cascade
o	Potential therapeutic applications in multiple autoimmune diseases
o	argenx exercised its second exclusive license to Halozyme’s ENHANZE® technology for use with this molecule
o	Expected to file Clinical Trial Application (CTA) by end of 2019 with first-in-human trial expected to start in first quarter of 2020
•	ARGX-118 is a highly differentiated antibody against Galectin-10, the protein of Charcot-Leyden crystals (CLCs), which play a major role in severe asthma and the persistence of mucus plugs
o	Immunology breakthrough in airway inflammation
o	SIMPLE Antibody™ observed to have unique crystal-dissolving properties

o	Currently in final stages of lead optimization work
o	Data were published in Science by argenx collaborator Dr. Bart Lambrecht from VIB Inflammation Research Center supporting role of CLCs and potential of ARGX-118 in airway inflammation

Corporate Update

•	Appointed Wim Parys, M.D. as Chief Medical Officer effective July 1, 2019. Most recently, Dr. Parys served as Head of R&D of the Global Public Health group of Janssen.

2.      FINANCIAL HIGHLIGHTS

•

On June 30, 2019, cash, cash equivalents and current financial assets totaled €944.3 million, compared to €564.6 million on December 31, 2018. The increase in cash, cash equivalents and current financial assets resulted primarily from the closing of the exclusive global collaboration and license agreement for cusatuzumab with Janssen, which resulted in a $300 million upfront payment and a $200 million equity investment in January 2019.

•

Total operating income increased by €30.8 million for the six months ended June 30, 2019 to reach €51.3 million, compared to €20.5 million for the six months ended June 30, 2018. The increase is primarily related to (i) a €16.0 million increase in the recognition of milestone payments following the initiation of a first-in-human clinical trial with ABBV-151 (formerly named ARGX-115) under the AbbVie collaboration, which triggered a $30 million milestone payment, (ii) an increase of €7.8 million related to the recognition of research and development service fees under the Janssen collaboration and (iii) an increase of €5.2 million, mainly driven by higher payroll tax rebates for employing certain research and development personnel.

•

Research and development expenses totaled €78.3 million and €34.4 million for the six months ended June 30, 2019 and 2018, respectively. The increase in the first six months of 2019 resulted primarily from higher external research and development expenses and personnel expenses, reflecting higher clinical trials costs and manufacturing expenses related to the development of argenx’s product candidate portfolio and the recruitment of additional employees to support research and development activities.

•

Selling, general and administrative expenses totaled €27.5 million and €11.5 million for the six months ended June 30, 2019 and 2018, respectively. The increase of €16.0 million in selling, general and administrative expenses for the six months ended June 30, 2019 primarily resulted from higher personnel expenses and consulting fees related to the preparation of a possible future commercialization of argenx’s lead product candidate efgartigimod.

•

For the six months ended June 30, 2019, financial income amounted to €7.2 million, compared to €1.3 million for the six months ended June 30, 2018. The increase of €5.9 million in the first six months of 2019 related primarily to an increase in the interest received on cash, cash equivalents and current financial assets.

•

Exchange gains totaled €2.5 million for the six months ended June 30, 2019, compared to the €4.0 million for the six months ended June 30, 2018 and were mainly attributable to unrealized exchange rate gains on argenx’s cash and current financial assets position in U.S. Dollars due to the favorable fluctuation of the EUR/USD exchange rate in the first six months of 2019.

•	The total comprehensive loss for the six months ended June 30, 2019 was €45.1 million, compared to €20.1 million for the six months ended June 30, 2018.

3.      RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its financial condition, results of operation and business outlook; the sufficiency of its cash, cash equivalents and current financial assets; its 2019 business and financial calendar and related plans; the clinical data of its product candidates; the intended results of its strategy; the momentum of its product candidate pipeline as well as argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; and interaction with regulators, including the potential approval of its current or future drug candidates. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

4.      FINANCIAL OUTLOOK

Based on the current objectives of the Company’s business plan, argenx expects that its existing cash, cash equivalents and investments will fund planned operating and capital expense requirements into 2021. With the launch of a second global Phase 3 trial for efgartigimod, the execution of the development plan for cusatuzumab, the build-out of the commercial organization, and the expansion of the Company’s ambition level within its growing business plan, argenx expects operating and capital expense requirements to continue to increase year-over-year.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		As of
		June 30,	December 31,
(in thousands of €)	Note	2019	2018
ASSETS
Current assets
Cash and cash equivalents	4	€167,793	€281,040
Restricted cash — current		1,692	1,692
Research and development incentive receivables — current		301	301
Financial assets — current	5	776,490	283,529
Prepaid expenses	6	8,326	2,995
Trade and other receivables	7	5,277	2,886
Total current assets		959,879	572,443
Non‑current assets
Restricted cash — non-current		356	251
Research and development incentive receivables — non-current		6,047	4,883
Other non-current assets		—	—
Financial assets — non-current		1,499	1
Property, plant and equipment		5,887	824
Intangible assets	8	35,474	56
Total non‑current assets		49,263	6,015
TOTAL ASSETS		€1,009,142	€578,458

		As of
		June 30,	December 31,
(in thousands of €)	Note	2019	2018
EQUITY AND LIABILITIES
Equity	9
Equity attributable to owners of the parent
Share capital		€3,810	€3,597
Share premium		828,162	673,454
Accumulated losses		(214,724)	(169,603)
Other reserves		48,146	30,947
Total equity		€665,394	€538,395
Non-current liabilities		241,360	7
Provisions for employee benefits		7	7
Non-current lease liabilities		3,686	—
Deferred revenue — non-current	11	237,667	—
Current liabilities		102,388	40,056
Current lease liabilities		1,078	—
Trade and other payables		55,068	37,072
Tax liabilities		378	823
Deferred revenue — current	11	45,864	2,161
Total liabilities		€343,748	€40,063
TOTAL EQUITY AND LIABILITIES		€1,009,142	€578,458

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

		Six Months Ended
		June 30,
(in thousands of € except for shares and EPS)	Note	2019	2018
Revenue	11	€43,532	€17,910
Other operating income	12	7,767	2,588
Total operating income		51,299	20,498
Research and development expenses	14	(78,304)	(34,371)
Selling, general and administrative expenses	15	(27,462)	(11,514)
Operating loss		€(54,467)	€(25,387)
Financial income		7,210	1,256
Exchange gains		2,486	4,024
Loss before taxes		€(44,771)	€(20,107)
Income tax (expense)/benefit		€(350)	€31
Loss for the year and total comprehensive loss		€(45,121)	€(20,076)
Weighted average number of shares outstanding		37,764,237	32,375,133
Basic and diluted loss per share (in €)		(1.19)	(0.62)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of €)	Note	2019	2018
CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES
Operating result		€(54,467)	€(25,387)
Adjustments for non-cash items
Amortization of intangible assets		12	5
Depreciation of property, plant and equipment		915	215
Loss on disposal of fixed assets		—	—
Provisions for employee benefits		—	—
Expense recognized in respect of share-based payments		17,199	8,824
		€(36,341)	€(16,343)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	7	(179)	(7,356)
(Increase)/decrease in other current assets		(5,331)	(2,268)
Increase/(decrease) in trade and other payables		17,996	6,274
Increase/(decrease) in deferred revenue — current	11	38,657	(7,810)
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		(2,767)	(84)
Increase/(decrease) in deferred revenue — non-current	11	217,143	—

Cash flows (used in)/from operating activities		229,178	(27,587)

Income taxes paid		(794)	—

NET CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES		€228,384	€(27,587)
CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES
Purchase of intangible assets	8	(35,429)	—
Purchase of property, plant and equipment		(678)	(292)
(Increase)/decrease in financial assets — current	5	(488,534)	(29,075)
Interest paid		(47)	—
Interest received		1,384	1,256
NET CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		€(523,304)	€(28,111)
CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES
Payment of lease liabilities		(536)	—
Proceeds from issue of new shares, gross amount	9	176,725	—
Issue costs paid		—	—
Exchange gain from currency conversion on proceeds from issue of new shares		—	—
Proceeds from exercise of stock options	9	3,144	1,676
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		€179,333	€1,676
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		€(115,587)	€(54,022)
Cash and cash equivalents at the beginning of the period		€281,040	€190,867
Exchange gains/(losses) on cash & cash equivalents		€2,340	€4,024
Cash and cash equivalents at the end of the period		€167,793	€140,869

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to Owners of the Parent
								Total
								Equity
								Attributable
								to Owners
	Share		Share		Accumulated	Other		of the	Total
(in thousands of €)	Capital		Premium		Losses	Reserves		Parent	Equity
Balance year ended December 31, 2017		€3,217		€430,518	€(100,568)		€11,764	€344,931	€344,931

Adoption of IFRS 15 (modified retrospective approach)					€(2,395)			(2,395)	€(2,395)
Restated total equity at January 1, 2018		€3,217		€430,518	€(102,963)		€11,764	€342,536	€342,536
Total comprehensive loss of the period	€		€		€(20,076)	€		€(20,076)	€(20,076)
Share-based payment							8,824	8,824	8,824
Exercise of stock options		28		1,648				1,676	1,676
Balance period ended June 30, 2018		€3,245		€432,166	€(123,039)		€20,588	€332,960	€332,960

Balance at January 1, 2019		€3,597		€673,454	€(169,603)		€30,947	€538,395	€538,395
Total comprehensive loss of the period	€		€		€(45,121)	€		€(45,121)	€(45,121)
Share-based payment							17,199	17,199	17,199
Issue of new shares		177		176,548				176,725	176,725
Accounting treatment of the share subscription agreement				(24,948)				(24,948)	(24,948)
Exercise of stock options		36		3,108				3,144	3,144
Balance period ended June 30, 2019		€3,810		€828,162	€(214,724)		€48,146	€665,394	€665,394

Please refer to note 9 for more information on the share capital and movement in number of shares and note 10 for more information on the share-based payments.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General information about the company

argenx SE is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. An overview of the company and its subsidiaries (the Company) is described in note 17.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Significant accounting policies

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34 ‘Interim financial reporting’ (IAS 34) as issued by the IASB and IAS 34 as adopted by the European Union (EU). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2018, which have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and as adopted by the EU.

All amounts herein are presented in thousands of €, unless otherwise indicated, rounded to the nearest € ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the Board) on July 31, 2019.

The accounting policies applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the financial statements for the year ended December 31, 2018, other than the adoption of IFRS 16 Leases (IFRS 16). Other new standards or interpretations applicable from January 1, 2019 do not have any significant impact on the unaudited condensed consolidated interim financial statements. The Company has adopted IFRS 16 on January 1, 2019. The Company elected the modified retrospective approach for the transition, which foresees that prior period figures remain as reported under the previous standard IAS 17, and the cumulative effect of applying IFRS 16 is recognized as an adjustment to the opening balance of equity as of the date of initial application (i.e., the beginning of the year 2019). On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under IAS 17. These liabilities were measured at the present value of the remaining lease payments and discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 1.32%.

The differences between our total operating lease commitments as reported in note 5.7 of our consolidated financial statements of December 31, 2018 and the total lease liabilities recognized in our statement of financial position as at January 1, 2019 are summarized below.

(in thousands of €)

Operating lease commitments disclosed as at December 31, 2018	€3,004

Less: discounting effect using the lessee's incremental borrowing rate of the date of initial application	€(126)
Less: short-term leases recognized on a straight-line basis as expense	€(88)

Lease liability recognized as at January 1, 2019	€2,790
of which are:
Current lease liabilities	€1,078
Non-current lease liabilities	€1,712

The cumulative effect of adopting IFRS 16 to the unaudited condensed consolidated interim statement of financial position as of January 1, 2019 is as follows:

(in thousands of €)

Property, plant and equipment (right-of-use assets)	€2,790
Effect on total assets	€2,790

Lease liabilities (current and non-current)	€2,790
Effect on total equity and liabilities	€2,790

The adoption of IFRS 16 does not have a significant impact on the metrics used to measure financial performance.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

-	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
-	reliance on previous assessments on whether leases are onerous;
-	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases; and
-	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

Other new standards and interpretations applicable for the first time for the financial year beginning January 1, 2019 did not have any impact on our unaudited condensed consolidated interim financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Change in accounting policies with effect as from January 1, 2019 as a result of the adoption of IFRS 16.

Until December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases were charged to profit and loss on a straight-line basis over the period of the lease.

As from January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used.

The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.

3. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following areas are areas where key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Critical judgements in applying accounting policies

Revenue recognition

Revenue from certain arrangements is recognized as the Company satisfies a single performance obligation. The Company recognizes upfront payments and milestone payments, allocated to a combined performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenue recognized would reflect the level of service during each period. In this case, the Company would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated services costs (percentage of completion method). Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties as the Company is acting as a principal in the scope of its stake in the research and development activities of its ongoing license and collaboration agreements.

Research and development cost accruals

Research and development costs are charged to expense as incurred and are typically made up of payroll costs, clinical and preclinical activities, drug development and manufacturing costs, including costs for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expenses.

Critical accounting estimates

Going concern

The Company has incurred net losses since its inception and for the six months ended June 30, 2019, its unaudited condensed consolidated interim statement of profit and loss and other comprehensive income reflects a net loss, and its unaudited condensed consolidated interim statement of financial position includes a loss carried forward. On July 31, 2019, the Board reviewed and approved the unaudited condensed consolidated interim financial statements and accounting standards. Taking into account the cash and cash equivalents and current financial asset position of €944.3 million on June 30, 2019, the Board is of the opinion that the Company can submit its unaudited condensed consolidated financial statements on a going concern basis.

Whilst the current cash position is sufficient for the Company’s immediate and mid‑term needs, the Board pointed out that if the research and development activities continue to deliver added value, the Company may seek additional funding to support the continuing development of its portfolio of products or to be able to execute other business opportunities.

Measurement of share‑based payments

In accordance with IFRS 2—Share‑based Payment, the fair value of the options at grant date is recognized as an expense in the statement of profit and loss and other comprehensive income over the vesting period. Subsequently, the fair value recognized in equity is not re‑measured.

The fair value of each stock option granted during the year is calculated using the Black‑Scholes pricing model. This pricing model requires the input of subjective assumptions, which are detailed in note 10.

Recognition of deferred tax assets

Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future.

This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years, including planned commercial initiatives. These budgets and business plans are reviewed and approved by the Board.

Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized as of June 30, 2019.

4. Cash and cash equivalents

	Six Months Ended	Year Ended
	June 30,	December 31,
(in thousands of €)	2019	2018
Cash equivalents	€113,505	€217,626
Cash and bank balances	54,288	63,414
	€167,793	€281,040

On June 30, 2019, cash and cash equivalents amounted to €167.8 million, compared to €281.0 million on December 31, 2018 and included cash equivalents and cash and bank balances held in different financial institutions. Cash positions are invested with selected financial institutions, which are considered to be high-quality financial institutions with sound credit ratings, or in highly-rated money market funds. Policies are in place that limit the amount of credit exposure to any specific financial institution.

5. Current financial assets

On June 30, 2019, the current financial assets amounted to €776.5 million, compared to €283.5 million on December 31, 2018. These current financial assets relate to:

•

Financial instruments in the form of money market funds with a recommended investment horizon of six months. These funds are highly liquid investments and can be readily converted into a known amount of cash, but because of their historical volatility these funds cannot be classified as cash and cash equivalents. Amounts recorded are measured at fair value.

•	USD term accounts with an original maturity of six months.

Please also refer to note 16 for more information on the financial instruments.

6. Prepaid expenses

Prepaid expenses on June 30, 2019 amounted to €8.3 million, compared to €3.0 million on December 31, 2018. The increase in prepaid expenses is mainly driven by upfront fees paid in the first six months of 2019 to a third-party drug product manufacturer as the Company is further advancing its clinical development and manufacturing activities of efgartigimod.

7. Trade and other receivables

Trade and other receivables are composed of receivables which are detailed below:

	Six Months Ended	Year Ended
	June 30,	December 31,
(in thousands of €)	2019	2018
VAT receivable	€607	€496
Trade receivables	120	214
Other receivables	260	455
Interest receivable	2,656	556
VLAIO grant receivable	1,634	1,165
	€5,277	€2,886

The nominal amounts of all trade and other receivables approximate their respective fair values. The VAT receivable relates to VAT amounts to be recovered in the second half of 2019.

Trade receivables correspond to amounts invoiced to the collaborators or strategic allies of the Company. No bad debt allowance was recorded, nor were any trade receivables impaired on June 30, 2019 and December 31, 2018. The Flanders Innovation and Entrepreneurship Agency (VLAIO) grant receivable consists of earned income from government grants for which no payments have been received but for which the relating expenditures have been incurred.

For more information on the Flanders Innovation and Entrepreneurship Agency grants, see note 12.

8         Intangible assets

The intangibles assets held by the Company increased substantially as a result of the in-licensing of the ENHANZE® drug delivery technology from Halozyme. Under the terms of the agreement, the Company paid an upfront payment of $30 million and exercised the option to nominate an additional target, triggering a $10 million development milestone payment. In line with its accounting policies, the Company has capitalized this upfront payment upon commencement of the in-license agreement. The development milestone payment has been capitalized when the development milestone was triggered.

These intangible assets relating to products in development that are not yet available for use are not amortized. These intangible assets are assessed for impairment on an annual basis, or more frequently if indicators of a potential impairment exist. An impairment is recorded if the carrying value exceeds the recoverable amount of the intangible assets. Intangible assets relating to products which fail during development, or for which development ceases for any reason are written down to their recoverable amount, which is typically nil. If and when the Company obtains approval for the commercial application of a product in development, the related in-process research and development assets will be reclassified to intangible assets associated with products and amortized over its estimated useful life from marketing approval.

9        Shareholders’ capital

Roll forward of number of shares outstanding:

Number of shares outstanding on December 31, 2017	32,180,641
Exercise of options in January 2018	111,727
Exercise of options in March 2018	113,075
Exercise of options in April 2018	34,039
Exercise of options in May 2018	5,900
Exercise of options in June 2018	5,393
Exercise of options in July 2018	469
Exercise of options in August 2018	2,300
Exercise of options in September 2018	5,913
U.S. third public offering on Nasdaq on September 18, 2018	3,475,000
Exercise of options in October 2018	556
Exercise of options in November 2018	9,768
Exercise of options in December 2018	30,531
Number of shares outstanding on December 31, 2018	35,975,312
Exercise of options in January 2019	163,170
Share subscription from Johnson & Johnson Innovation Inc.	1,766,899
Exercise of options in February 2019	13,393
Exercise of options in March 2019	73,005
Exercise of options in April 2019	13,729
Exercise of options in May 2019	35,054
Exercise of options in June 2019	66,965
Number of shares outstanding on June 30, 2019	38,107,527

New shares issued during 2019

1,766,899 new shares were issued to Johnson & Johnson Innovation Inc., following the closing of the exclusive, global collaboration and license agreement for cusatuzumab  (ARGX-110) with Cilag GmbH International, an affiliate of the Janssen Pharmaceutical Companies of Johnson & Johnson (see note 11).

365,316 new shares were issued in the six months ended June 30, 2019 as a result of the exercise of stock options during this period under the argenx Employee Stock Option Plan.

This resulted in a total of 38,107,527 ordinary shares with a nominal value of €0.10 per share, on June 30, 2019. On May 7, 2019, at the annual general meeting, the shareholders of the Company renewed the authorization to the Board to issue up to a maximum of 20% of the then-outstanding share capital for a period of 18 months, or up to a capital increase of €760,110 represented by 7,601,101 shares.

10        Share‑based payments

The Company has a stock options scheme for the employees of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted options to purchase ordinary shares at an exercise price as mentioned below per ordinary share, as set forth below.

The stock options can be granted to employees, consultants or directors of the Company and its subsidiaries. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The stock options granted vest, in principle, as follows:

•	1/3rd of the stock options granted will vest on the first anniversary of the granting of the stock options, and
•	1/24th of the remaining 2/3rd of the stock options granted will vest on the last day of each of the 24 months following the month of the first anniversary of the granting of the stock options.

No other conditions are attached to the stock options.

The following share‑based payment arrangements were in existence during the current and prior years:

	Exercise price	Outstanding	Outstanding
	per stock	stock options on	stock options on
	options	June 30,	December 31,
Expiry date	(in €)	2019	2018
2020	€3.95	15,200	18,200
2021	3.95	—	—
2023	2.44	215,519	294,400
2024	2.44	96,696	117,733
2024	3.95	6,238	6,895
2024	7.17	337,100	407,061
2024	2.44	6,000	26,970
2025	11.44	39,000	39,000
2025	10.34	3,000	3,000
2025	9.47	188,590	226,323
2026	11.38	49,995	50,415
2026	11.47	225,874	257,616
2026	14.13	268,371	315,102
2027	18.41	111,389	114,019
2027	21.17	569,871	628,292
2023	80.82	94,100	94,600
2028	80.82	75,450	75,450
2023	86.32	367,760	369,760
2028	86.32	433,365	491,815
2024/2029 (1)	€113.49	423,487
		3,527,005	3,536,651

(1)	On June 28, 2019, the Company granted a total of 423,487 stock options. The beneficiary can choose between a contractual term of five or ten years.

The fair market value of the stock options has been determined based on the Black and Scholes model. The expected volatility in the model is based on the historical volatility of peer companies and historical volatility of the Company since its initial public offering.

On June 28, 2019, the Company granted a total of 423,487 stock options to certain of its employees, Board members and consultants. Below is an overview of the parameters used in relation to the new grant during 2019:

Stock options granted in	June 2019
Number of options granted	423,487
Average fair value of options (in EUR)	€67.35
Share price (in EUR)	€123.20
Exercise price (in EUR)	€113.49
Expected volatility	45.3%
Average expected option life (in years) (1)	10.00
Risk‑free interest rate	0.07%
Expected dividends	—%

(1)

The beneficiary can choose between a contractual term of five or ten years. The average expected option life is currently estimated at ten years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant would range from €26.3 million (100% of the stock options at an expected option life of five years) to €28.5 million (100% of the stock options at an expected option life of ten years).

The total share‑based payment expense recognized in the unaudited condensed consolidated statement of profit and loss and other comprehensive income totaled €17.2 million for the six months ended June 30, 2019 compared to €8.8 million for the six months ended June 30, 2018.

The total number of stock options outstanding on June 30, 2019 totaled 3,527,005, compared to 3,536,651 outstanding on December 31, 2018. No stock options expired in the six months ended June 30, 2019 or in the year ended December 31, 2018. 365,316 stock options have been exercised in the six months ended June 30, 2019, compared to 319,671 in the year ended December 31, 2018. A total of 67,817 stock options have been forfeited in the six months ended June 30, 2019, compared to 46,369 in the year ended December 31, 2018.

11Revenue

	Six Months Ended
	June 30,
(in thousands of €)	2019	2018
Upfront payments	€8,615	€6,812
Milestone payments	26,135	10,132
Research and development service fees	8,782	966
	€43,532	€17,910

For the six months ended June 30, 2019, the majority of the revenue was generated under the collaboration agreements signed with AbbVie and Janssen. These agreements comprise elements of upfront payments, milestone payments based on development criteria and research and development service fees.

For the six months ended June 30, 2019, €26.6 million related to the collaboration and license agreement with AbbVie was recognized in revenue on the basis of costs incurred for this program. Revenue recognized consisted of (i) €0.5 million related to the upfront payment received, (ii) €0.2 million related to development milestone payments received in previous years and (iii) €25.9 million related to a milestone achieved in the six months ended June 30, 2019. The outstanding balance of deferred revenue amounts to €2.0 million of which €1.3 million is recognized as deferred revenue — current and €0.7 as deferred revenue — non-current.

For the six months ended June 30, 2019, €6.6 million related to the collaboration and license agreement with Janssen was recognized in revenue on the basis of costs incurred for this program. Revenue recognized consisted of (i) €6.0 million related to the upfront payment received and (ii) €0.6 million related to the revenue recognition of deferred income triggered by the accounting treatment of the share subscription agreement at the time of signing of the agreement in December 2018. The outstanding balance of deferred revenue amounts to €281.4 million of which €44.5 million is recognized as deferred revenue — current and €236.9 as deferred revenue — non-current.

Research and development service fees increased by €7.8 million to €8.8 million for the six months ended June 30, 2019 due to the research and development service fees recognized under the Janssen collaboration and license agreement.

In December 2018, the Company entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize cusatuzumab. The Company has granted Janssen a license to the cusatuzumab program to develop, manufacture and commercialize products. For the U.S., the granted commercialization license is co-exclusive with argenx, while outside the U.S., the granted license is exclusive. Janssen and argenx will assume certain development obligations, and will be jointly responsible for all research, development and regulatory costs relating to the products. argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered royalties, ranging from the low double digits to the high teens. Janssen will be responsible for commercialization worldwide. argenx retains the option to participate in commercialization efforts in the US, where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay sales royalties ranging from the low double digits to the high teens to argenx.

Under the terms of the agreement, Janssen committed to an upfront payment of $500 million consisting of a license payment of $300 million and a $200 million equity investment in the Company by subscribing to 1,766,899 new shares at a price of €100.02 per share, including an issuance premium. The agreement became effective in January 2019 following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

With regard to this collaboration with Janssen, the Company concluded as follows:

•

There is one single performance obligation under IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract. Moreover, the Company concluded that the share premium that Janssen paid above the closing price on the day of entering into the investment agreement (being December 2, 2018) was paid because of the existing obligations to deliver development services under the terms of the collaboration agreement, and is therefore to be allocated to the single performance obligation.

•

The transaction price of this agreement is currently composed of a fixed part, that being an upfront license fee and the share premium, and a variable part, that being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues, as its programs with AbbVie and Janssen are still in the development phase.

•

The transaction price has been allocated to the single performance obligation, and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the research and development activities. This is because the transfer of the license is considered to be combined with the performance of research and development activities. Therefore, research and development milestone payments are variable considerations that are entirely allocated to the single performance obligation.

•	The Company has chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for these programs (percentage of completion method).
•

Cost reimbursements received are recognized in revenues when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

12         Other operating income

	Six Months Ended
	June 30,
(in thousands of €)	2019	2018
Grants	€1,178	€553
Research and development incentives	1,164	503
Payroll tax rebates	5,425	1,532
	€7,767	€2,588

Grants

The Flanders Innovation and Entrepreneurship Agency provided the Company with several grants.

On June 30, 2019, the grants received by the Company reflected the expenses incurred by the Company in the various research and development projects sponsored by Flanders Innovation and Entrepreneurship Agency.

   No conditions related to the above government grants were unfulfilled, nor were there any contingencies related thereon at the date of the approval of these financial statements.

Other incentives

Research and development incentives

The Company has accounted for a tax receivable of €1.2 million in the six months ended June 30, 2019, compared to €0.5 million in the six months ended June 30, 2018, following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a five-year period, if not offset against the current tax payable over the period.

Payroll tax rebates

The Company accounted for €5.4 million payroll tax rebates in the six months ended June 30, 2019, compared to €1.5 million in the six months ended June 30, 2018, as a reduction in withholding income taxes for its highly‑qualified personnel employed in its research and development department.

13         Segment reporting

The Company operates from the Netherlands, Belgium, the United States and Japan. Revenues are invoiced by the subsidiary in Belgium and are generated by external customers geographically located as shown in the table below.

	Revenue from
	External
	Customers
	Six Months Ended
	June 30,
(in thousands of €)	2019	2018
Netherlands	€—	€214
Denmark	128	859
Belgium	1,498	—
Switzerland	15,310	527
United States	—	—
Luxembourg	26,596	16,310
Total	€43,532	€17,910

Information about major clients:

The Company received €43.5 million of revenue from its external customers in the six months ended June 30, 2019, compared to €17.9 million over the six months ended June 30, 2018, of which in the six monhs ended June

30, 2019 €26.6 million came from the Company’s largest client, €15.3 million from its second-largest client and €1.5 million from its third-largest client, compared to, respectively, €16.3 million, €0.9 million and €0.5 million in the six months ended June 30, 2018.

14         Research and development expenses

	Six Months Ended
	June 30,
(in thousands of €)	2019	2018
Personnel expense	€22,887	€12,284
External research and development expenses	46,780	17,313
Materials and consumables	878	785
Depreciation and amortization	932	220
Other expenses	6,827	3,769
	€78,304	€34,371

15         Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of €)	2019	2018
Personnel expense	€17,132	€8,361
Consulting fees	6,795	1,299
Supervisory board	1,424	477
Office costs	2,111	1,377
	€27,462	€11,514

16Financial instruments and financial risk management

Overview of financial instruments

(in thousands of €)	Measurement Category	Carrying Amount

Financial assets — non-current	FVTPL	€1,499

Research and development incentive receivables — non-current	Amortized cost	6,047

Restricted cash — non-current	Amortized cost	356

Trade and other receivables	Amortized cost	5,277

Prepaid expenses	Amortized cost	8,326

Financial assets—current	FVTPL	776,490

Research and development incentive receivables — current	Amortized cost	301

Restricted cash — current	Amortized cost	1,692

Cash and cash equivalents	Amortized cost	167,793

Trade and other payables	Amortized cost	55,068

Current financial assets included collective investment funds nominated in € and $ that are not considered as cash equivalents and of which the underlying investments include bonds and other international debt securities. The average credit rating of the underlying instruments is BBB or higher. The maximum exposure to credit risk is the carrying value at reporting date. These investment funds are recognized at fair value in the Company’s consolidated financial statements (level 1). The fair value corresponds to the quoted market price and can therefore be classified as a level 1 fair value measurement. The net asset value (NAV) of the funds is available on a daily basis. Any difference between amounts invested and fair value at reporting date is booked in Profit & Loss.

Due to the current nature of the financial liabilities and financial assets at amortized cost, the nominal value of those financial liabilities and financial assets presented above approximates their fair value.

The Company carried the following assets at fair value on June 30, 2019 and December 31, 2018 respectively:

	At June 30, 2019
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1,499
Current financial assets		776,490
Assets carried at fair value		€776,490		€—	€1,499

	At December 31, 2018
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		283,529
Assets carried at fair value		€283,529		€—	€1

During the disclosed six month period, no transfers occurred between the applicable categories.

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The Company assessed the accounting treatment and concluded that the license agreement is in scope of IFRS 15 and that any revenue should be recognized at once at the effective date of the agreement. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. Since AgomAb Therapeutics NV is a private company, the valuation of the profit share is based on level 3 assumptions.

In March 2019, AgomAb Therapeutics NV secured €21.0 million in a Series A financing round. The Company used the post-money valuation of this Series A financing round and the number of outstanding shares in determining the fair value of the profit sharing instrument.

Risks

The Company’s activities expose it to a variety of financial risks: market risk (including currency, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Annual Report of the Company for the year ended December 31, 2018.

During the six months ended June 30, 2019, there have been no significant changes in the risk profile of the Company, nor is the risk profile of the Company expected to change significantly in the second half of 2019, other than as referred to in Sections 3 and 4 of the Management Report in “Risk Factors and Forward-Looking Statements” and “Operational and Financial Outlook”. However, the Company’s actual results may differ materially from those predicted as a result of various important factors, including its expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; its reliance on collaborations with third parties; estimating the commercial potential of its drug candidates; its ability to obtain and maintain protection of intellectual property for its technologies and drugs; its limited operating history and its ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates.

17Other disclosures

Related party transactions

Amongst the shareholders of the Company, there are minority investors and venture capital funds which individually do not hold a significant influence on the Company. Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated through consolidation and are not disclosed in this note. There were no significant transactions with related parties during the six months ended June 30, 2019, other than compensation of key management personnel. The unaudited condensed consolidated interim financial statements do not include all related party disclosures required in the annual financial statements, and should be read in conjunction with the Annual Report of the Company for the year ended December 31, 2018.

Contingencies

The Company is currently not facing any outstanding claims or litigations that may have a significant adverse impact on the Company’s financial position.

As described in note 12, the Company has received several types of government grants which are granted subject to a certain number of conditions that need to be met at the grant date and in the future. The Company recognizes grant income from Belgian and Flemish grant bodies when all contractual conditions are met. These government institutions may however subsequently perform an audit which may result in a (partial) claw back of the grant. The Company deems that the claw back risk is remote in view of the continuous monitoring of the contractual conditions. Currently, the Company has fulfilled all the existing conditions relating to the recognition of its grant income.

Contracts with these grant bodies also typically include clauses that define the need for future validation of the project results after completion of the initial grant term during which the subsidized expenses or investments have been incurred and for which the grant was earned. Should this validation not occur or be deemed inadequate, the grant bodies have the right to reclaim funds previously granted.

As described in note 10, on June 28, 2019, the Company granted a total of 423,487 stock options to certain of its employees, Board members and consultants. As part of the grant of these stock options, the Company has undertaken to compensate Belgian taxes that are paid upon the grant of these stock options if and when at the end of the exercise period, the stock price would be lower than the exercise price, as increased with these taxes. The Company has applied for a tax ruling on this subject that would cover the stock option grants as from June 28, 2018. The exposure that the Company could face at the end of the exercise period for the stock options granted as from June 28, 2018 ranges from €3.7 million to €3.9 million.

Contractual obligations and commitments

As a consequence of the adoption of IFRS 16 ‘Leases’ on January 1, 2019, lease obligations in the scope of the new standard are presented as lease liabilities in the statements of financial position and are therefore no longer disclosed separately as off-balance sheet commitments.

The Company’s manufacturing commitments with its drug substance manufacturing contractor Lonza relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and the ongoing manufacturing activities related to the start-up of Lonza Singapore as a potential future commercial manufacturing site. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. The total commitment under this commercial supply agreement amounts to a minimum commitment of £25.3 million over a period of five years starting from 2020. In the aggregate, the Company has outstanding commitments for efgartigimod of approximately €40.7 million. In addition, the Company also has contractual obligations for cusatuzumab of approximately €8.4 million and for ARGX-117 of approximately €3.1 million.

Overview of consolidation scope

The parent company argenx SE is domiciled in the Netherlands. argenx SE has two subsidiaries, argenx BVBA, based in Belgium, and argenx US, Inc., based in the United States. Since May 2019, argenx BVBA also has one subsidiary, argenx Japan KK, based in Japan. Details of the Company’s consolidated entities at the end of the six months ended June 30, 2019 are as follows:

List of consolidated companies.

Name	Registration number	Country	Participation	Main activity
argenx SE	COC 24435214	The Netherlands	100.00%	Holding company
argenx BVBA	0818292196	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	36-4880497	USA	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Japan KK	0104-01-145183	Japan	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

18Events after the balance sheet date

On July 17, 2019, the Company dosed the first subject in a Phase 1 clinical trial evaluating the safety, pharmacokinetics and pharmacodynamics of efgartigimod, using Halozyme's proprietary ENHANZE® drug delivery technology. Initiation of this study triggered a $5 million milestone payment obligation to Halozyme during the third quarter of 2019 under the global collaboration and license agreement between the two companies.

$

(This page has been left blank intentionally.)